April 28, 2010

Igor Svishevskiy, President
Dragon Beverage, Inc.
1945 Judwick Drive
Columbus, OH 43229

    RE: **Dragon Beverage, Inc.**
          Registration Statement on Form S-1
          Filed April 1, 2010
          File No. 333-165863

Dear Mr. Svishevskiy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1. Please revise your facing page of the registration statement to provide all of the required language of the Form S-1. For example, please include "Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions .…" Also include the primary standard industrial classification code number.

Summary

2. Please revise to address the status of your energy drink product and the company's current operations. Clearly indicate that you have not begun to offer your product. Specifically address whether the company currently manufactures, markets or distributes any energy drinks.

3. We note your statement that "we … have not generated significant sales to date." Your financial statements indicate that the company has not generated any sales to date.   Please revise.

<u>The Offering, page 5</u>

4. We note your statement that the securities being offered are "up to 3,000,000 shares of our common stock, which includes all issued and outstanding shares with the exception of those held by our President and Director, Igor Svishevskiy, and shareholder, Namuun Ganbaatar." Your beneficial ownership table indicates that Igor Svishevskiy benefically owns 5,000,000 shares of common stock. Supplementally advise us of the number of shares beneficially owned by Namuun Ganbaatar.

5. Please identify the shareholder, Namuun Ganbaatar in your beneficial ownership table or explain why the disclosure is not required. Also explain any affiliation or relationship between Namuun Ganbaator and the company or the company's president. We may have further comment.

<u>Risk Factors</u>

6. We note your risk factor "Because competition from traditional non-alcoholic beverage manufacturers may adversely affect our distribution relationships, this competition may hinder development of our existing markets, as well as prevent us from expanding our markets." We do not understand some of your risk factor discussions as they appear to indicate that the company has existing markets and a distribution network. It appears to us that the company is not currently distributing any products so we do not understand how the company currently has "distribution relationships" or "existing markets". We also note your statement in the "If a significant distributor …" risk factor that "if any of our primary distributors were to stop selling our products or decrease the number of cases purchased, our revenues and financial results could be adversely affected." Please substantially revise your risk factor section to address the risks associated with the current status of the company and the company's current operations and products.

7. Please add risk factors addressing the risks presented by your management's experience with running a public company, management's experience in managing a business in the beverage industry, and the reliance on the efforts of a single employee. We may have further comment.

8. We note several risk factors refer to products, operations, distributors and markets. Since products, operations, distributors and markets appear to prospective in nature, as you are still in the developmental stage, please revise these risk factors to clearly address the risks to the company. Revise all of your risk factor discussions to reflect

to company's current level of operations, products, distributors and markets. We may have further comment.

If we do not obtain additional financing …, page 7

9. Please revise to clarify the risks presented by the company's current liquidity. Indicate the amount of working capital as of December 31, 2009.

Because we have a limited operating history …, page 7

10. Please revise to indicate the length of your operating history.

Because our President and Director, Igor Svishevskiy …, page 12

11. Please revise your risk factor to clarify that the board of directors consists of only one individual, Mr. Svishevskiy. Also expand your discussion to address in more detail the possible conflicts of interests between Mr. Svishevskiy and the company's shareholders.

Risk Factors, Sarbanes-Oxley Act of 2002… page 14

12. Please expand your risk factor to address the potential risks resulting from the company's new requirements under Section 404 of Sarbanes-Oxley Act of 2002. Upon effectiveness (and after the transition period for newly public companies), the company will become subject to the ICFR requirements in Item 308 of S-K. This will include management's report on ICFR, an auditor's report on ICFR, and most likely will result in increased costs to the company.

Determination of Offering Price, page 17

13. Add a brief statement that the selling price of $0.01 per share will be fixed until the shares are listed on the OTCBB.

Selling Shareholders, page 18

14. Please revise to briefly indicate the date the shares were sold to the selling shareholders. Also revise the section "Recent Sales of Unregistered Securities" on page 44.

Directors, Executive Officers… page 21

15. We note that the biographical information for Mr. Svishevskiy has a promotional tone. Please revise to remove all promotional statements.

16. We note your Form D filed April 5, 2010 indicates that the company has another executive officer, Jeffrey Francis. Please revise to provide the disclosure required by Item 401 of Regulation S-K regarding Jeffrey Francis.

17. Provide the information required by Item 401(e) of Regulation S-K with respect to Mr. Svishevskiy's previous experience and its relevance to the business contemplated by Dragon Beverage. Specifically indicate the positions held and the term of the positions for the last five years. Include the nature of the responsibility undertaken by the individual in prior positions to provide an adequate disclosure of his prior business experience. Also discuss the specific experience, qualifications, skills or attributes that led to the conclusion that Mr. Svishevskiy should serve as a director for the company in light of the company's business and structure.

Involvement in Certain Legal Proceedings, page 21

18. We note your statement that "to the best of our knowledge, …, none of the following occurred with respect to our present or former director, executive officers, or employee …." The company is in a position to know the involvement in these legal proceedings. Revise to delete the phrase "to the best of our knowledge".

Description of Business

General

19. Where not already provided, please state the basis or source for statistics or results of industry studies referred to in your Description of Business section. We may have further comment.

20. It appears that the company has plans "to work closely with CRD Distributors to develop new products" as noted on page 35; however, it appears that CRD may have ceased operations and was acquired by Market Beverage Group, Inc. If true, please substantially revise your disclosure as necessary to clarify the entity the company will be working with and its intended role in the production of the energy drinks. File any material agreement(s) as required by Item 601(b) of Regulation S-K.

21. It is not clear from your disclosure whether the company has started operations or is still in the development stage. Some sections appear to indicate what the company plans to do, however disclosure elsewhere seems to indicate the company is operating at the present time. For instance, disclosure throughout the prospectus appears to indicate that the company is developing, manufacturing, producing energy drinks. However, we note in the Risk Factor section and elsewhere that the company plans to contract with another company to manufacture its energy drinks. Please revise to clearly reflect the company's current status, product development, and level of operations. We may have further comment.

22. Address the company's planned marketing activities. Clarify where the company currently markets and sells its products. Also address how the company currently markets its products.

23. Please revise to disclose your general development of business for the past three years, including the transactions that enabled Mr. Svishevskiy to gain control of Dragon Beverage, Inc. We note that your Articles of Incorporation indicate that Michael Vincent was the incorporator and initial director of the company. Please provide the disclosure required regarding any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

24. Please clarify whether the company is currently performing any research and development activities. Indicate the amount spent on research and development activities during each of the last two years.

25. Address the raw materials the company uses. Address the sources and availability of your raw materials and identify your principal suppliers.

Business of Company, page 27

26. We note your statement that "we may acquire Products through the acquisition of competing companies …." We also note that the company has $300 in total assets and no sales to date. Please advise us of the company's reasonable basis for the statement that it plans to acquire products by acquiring other companies. We may have further comment.

27. We note your statement that "production, storage, and shipping of our beverages have been contracted through independent beverage production companies, known as co-packers, pursuant to our specifications." Please revise to file these contracts as exhibits to the registration statement. Also address the material terms of these agreements in your prospectus. We may have further comment.

New Age or Alternative Beverage Industry, page 27

28. We note references to the Beverage Digest annual "Fact Book" for 2007 and Beverage World magazine's annual industry report for 2006. Please revise to update the information to a more recent time period.

Energy Drinks, page 27

29. Please define terms such as guarana, yerba mate, astralagus, schidandra, Panax Ginseng, Panax Quinquefolium and others used here or on page 29. Insure that any

industry-specific terms are briefly explained where they are first used or consider providing a glossary.

30. We note your statement that "[b]oth Goldman Sachs and Mintel predict that the energy drink market will hit $10 billion by 2010." Please revise to provide a source for this statistic.

Our Products, page 29

31. Please revise to clarify the steps that the company has taken to develop its products and what steps remain to be taken in product development. Clarify the status of the product development of your energy drinks

32. We note your statement that "our energy drinks are specially formulated …collectively provide a sustainable energy, a sharpened sense of focus, and support the immune system." The basis for comparative factual assertions and for the company's or management's belief in certain qualitative statements must be clear from the text of the prospectus or provided supplementally to us. Revise your disclosure throughout the prospectus or advise us supplementally as necessary. We may have further comment.

Raw Materials, page 29

33. We note your statement that "substantially all of the raw materials used in the production, bottling, and packaging of our Products are purchased by CRD Distributors in accordance with our specifications." We also note your other statements regarding your quality control with CRD Distributors that imply that you are currently producing energy drinks with CRD Distributors. For example we note your statement that "for every run of our Product, CRD Distributors undertakes extensive on-line testing of product quality and packaging." We also note your earlier statement that you have plans to contract with CRD Distributors to develop, produce, and can our energy drinks. Please revise the "Our Products" section to address whether the company is currently producing energy drinks. We may have further comment.

Quality Control, page 30

34. Please advise us how many product runs the company has conducted with CRD Distributors. Advise us how much product the company has stored and where the product is stored. We note that you have not had any product sales as of December 31, 2009.

Distribution, page 30

35. We note your reference to "purchase cases of our water" in line three. Is the company planning to sell a separate line of water products in addition to the energy drink products? Please provide disclosure to explain as appropriate.

36. We note that the company has "been in contact with United Fulfillment Solutions" regarding internet order fulfillments. Please expand the disclosure to state if the company has entered into a contract with this entity, and if so, disclose the material provisions of the agreement. If the company has entered into a contract with United Fulfillment Solutions, please file the executed agreement as an exhibit to the registration statement.

37. We note your disclosure regarding the supermarkets, convenience stores, and other food service locations listed on page 30. Please disclose whether or not the company has entered into contracts or agreements with these entities. If so, any material contract(s) should be briefly discussed and the contract(s) filed as an exhibit to the registration statement.

Competition, page 31

38. Revise to provide a basis for your statement that "we believe that it is costly and difficult for large companies to create new brands" or delete your assertion. We may have further comment.

39. Please revise to address the company's competitive position in the industry.

Intellectual Property, page 33

40. Please update the initial paragraph to provide the current status of the company's trademark applications and also disclose whether the company has obtained patent and copyright protection.

Regulatory Matters, page 33

41. Please disclose whether the company's products have been approved by the FDA.

42. Please revise to describe the production, marketing and labeling regulations applicable to the company.

Employees, page 34

43. Please state the number of contract employees the company currently has.

44. To the extent known, please disclose the approximate number of employees the company anticipates hiring in the next 12 months.

45. We note your statement that "our management's relationships with manufacturers, distillers, development/research companies, bottling concerns, and certain retail customers provide the foundation through which we expect to grow our business in the future." Please revise your "Directors, Executive Officers, Promoters and Control Persons" section to address these noted relationships and how explain how you will grow your business through these relationships. We may have further comment.

Description of Property, page 34

46. Please provide the information required by Item 102 of Regulation S-K with respect to the company's corporate office.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

47. We note that you intend to continue the development and refinement of your products. Please revise your MD&A to discuss your estimate of funding needed to continue the development and refinement of your products over the next 12 months.

Overview, page 35

48. Please disclose the company's plans with respect to its intended source(s) of funding needed to "develop or acquire new products, initiate production with CRD Distributors, build a standing inventory with UFS, and increase our marketing efforts, including endorsements, sponsorships, tournaments, and website development and promotion." mentioned in paragraph three. We note under "Liquidity" that you do not have any formal commitments at this time.

Liquidity, page 36

49. Please indicate how long the company's assets will satisfy its cash requirements.

Certain Relationships and Related Transactions, page 37

50. In Note 2 to the financial statements on page F-10, we note "… the Company issued 5,000,000 shares of common stock to its founders for $300 of cash and services valued at $4,700." It appears this transaction should be included in this section, in addition to identifying the founders and the nature of the services rendered.

51. Further, Note 4 to the financial statements on page F-11 states, "[O]n November 6, 2009, the Company entered into a promissory note with a related party to pay for

legal expenses incurred by the Company." Please include the transaction in this section, identifying the related party and the nature of the legal expenses.

52. Please revise to provide the disclosure required Item 404(c) of Regulation S-K.

Financial Statements for the Period from December 19, 2008 (inception) through December 31, 2009, page 41

53. Please update your financial statements, as applicable, pursuant to Rule 8-08 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-1

54. Please confirm to us that your independent registered public accounting firm also audited and opined on your statements of operations, stockholders' equity (deficit) and cash flows for the period from December 19, 2008 through December 31, 2008, and January 1, 2009 through December 31, 2009. If so, please provide a revised audit report from Sadler, Gibb and Associates, LLC that identifies and opines on these financial statements.

Available Information, page 42

55.   Please revise to provide the disclosure required by Item 101(e) of Regulation S-K.

Part II

Recent Sales of Unregistered Securities, page 44

56. We note that Note 2 to your financial statements indicates that the company issued 5,000,000 shares of common stock to the founders for $300 cash and services valued at $4,700. Please revise as appropriate.

56.   Revise to provide the disclosure require by Item 701 of Regulation S-K for each noted transaction. We may have further comment.

Exhibits, page 45

Consent of Independent Registered Public Accounting Firm, Ex. 23.1

57. Please have your independent registered public accounting firm update their consent to expressly state that they also consent to the reference of their firm under the caption "Interests of Named Experts and Counsel" in the registration statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Archfield, staff accountant at (202) 551-3315 or Ryan Milne, accounting reviewer at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or David Link, legal reviewer at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax to Ryan Alexander, Esq.
(702) 868-3312